Exhibit 99.1

ReneSola Announces Notice of Annual General Meeting

JIASHAN, China, July 26, 2013 – ReneSola Ltd (“ReneSola” or the “Company”) (NYSE: SOL), a leading brand and technology provider of solar photovoltaic (“PV”) products, today announced that its annual general meeting (the “AGM”) will be held at the office of Kirkland & Ellis International LLP at 11th Floor, HSBC Building, Shanghai IFC, 8 Century Avenue, Pudong New District, Shanghai, China at 2:00 p.m. Beijing time (2:00 a.m. U.S. Eastern Time) on August 26, 2013.

Copies of the notice of the AGM, proxy form, poll card and annual report are available on ReneSola’s investor relations website at http://ir.renesola.com.

AGM Resolutions

The following resolutions to be proposed at the AGM will require a simple majority of the votes cast by the shareholders present in person or by proxy:

1.	As a resolution of shareholders, to increase the number of shares the Company is authorized to issue from 500,000,000 no par value shares of a single class to 600,000,000 no par value shares of a single class.

2.	As a resolution of shareholders, to further amend and restate the memorandum of association of the Company which is currently in effect as set forth in details in the notice of the AGM.

3.	As a resolution of shareholders, to receive, consider and approve the consolidated financial statements of the Company for the year ended December 31, 2012, together with the reports of the auditors thereon.

4.	As a resolution of shareholders, to re-elect Mr. Tan Wee Seng as a director of the Company, who is retiring by rotation and offering himself for re-election in accordance with the Company’s current articles of association.

5.	As a resolution of shareholders, to authorize the board of directors of the Company to re-appoint Deloitte Touche Tohmatsu Certified Public Accountants LLP as auditors of the Company until the conclusion of the next general meeting of the shareholders of the Company.

About ReneSola

Founded in 2005, ReneSola (NYSE: SOL) is a leading brand and technology provider of solar PV products. Leveraging its proprietary technologies, economies of scale and technical expertise, ReneSola uses in-house virgin polysilicon and a vertically integrated business model to provide customers with high-quality, cost-competitive products. ReneSola solar modules have scored top PVUSA Test Conditions (PTC) ratings with high annual kilowatt-hour output, according to the California Energy Commission (CEC). ReneSola solar PV modules can be found in projects ranging in size from a few kilowatts to multi-megawatts in markets around the world, including the United States, Germany, Italy, Belgium, China, Greece, Spain and Australia. For more information, please visit www.renesola.com.

For investor and media inquiries, please contact:

In China:

Investor Relations

ReneSola Ltd

Tel: +86-573-8473-9011

E-mail: ir@renesola.com

Mr. Derek Mitchell

Ogilvy Financial, Beijing

Tel: +86-10-8520-3073

E-mail: sol@ogilvy.com

In the United States:

Mr. Brian Armentrout

ReneSola Ltd

Tel: +1-603-748-6933

E-mail: marketing@renesola.com

Ms. Justin Knapp

Ogilvy Financial, U.S.

Tel: +1-646-460-9989

E-mail: sol@ogilvy.com

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